Filed by CoreComm Limited
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended

                                             Subject Company: CoreComm Limited
                                             Commission File No. 333-82400

                                             Date: May 10, 2002


         The following press release was issued by CoreComm Limited and CoreComm Holdco, Inc.:

[CoreComm Limited Logo]

FOR IMMEDIATE RELEASE
---------------------

               CORECOMM LIMITED AND CORECOMM HOLDCO ANNOUNCE
              EXTENSION OF EXPIRATION DATE FOR EXCHANGE OFFERS

         New York, New York (May 10, 2002) - CoreComm Limited (Nasdaq:
COMM) and its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announced today the extension of the expiration date of the registered public exchange offers by CoreComm Holdco until 12:00 Midnight, New York City time, on May 21, 2002, unless CoreComm Holdco terminates the exchange offers or extends the expiration date. The exchange offers were previously scheduled to expire at 12:00 Midnight, New York City time, on May 10, 2002. This is the third extension of the exchange offers. CoreComm Holdco is extending the registered public exchange offers because it is still in the process of addressing comments received from the Securities and Exchange Commission with respect to the Form S-4 previously filed in connection with the exchange offers.

         In the exchange offers, the holders of CoreComm Limited securities are being asked to tender: (1) each share of CoreComm Limited common stock they hold for 1/38.9 of a share of common stock of CoreComm Holdco (subject to rounding); and (2) each $1,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes they hold, for 9.1047 shares of common stock of CoreComm Holdco (subject to rounding) and $30 in cash.

         Continental Stock Transfer & Trust Company, the depositary for the exchange offers, has advised CoreComm Holdco that 98,030,126 shares of CoreComm Limited common stock (approximately 70% of the outstanding shares) and $392,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes (approximately 8% of the outstanding principal amount not held by CoreComm Holdco) have been tendered and not withdrawn as of 4:30 P.M., New York City time, on May 10, 2002, in response to the exchange offers. The exchange offers are subject to the terms and conditions set forth in the preliminary prospectus, dated April 15, 2002, and the related letters of transmittal, which constitute the exchange offers. Investors are encouraged to read the information regarding the exchange offers at the end of this release, which describes where you can get more information.

                                    *******

         The foregoing reference to the exchange offers shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offers because they contain important information:

         - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

         - CoreComm Holdco's registration statement on Form S-4, containing such documents and other information; and

         -     CoreComm Holdco's Schedule TO.

         These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from CoreComm Holdco by directing your request to the number listed below.

         For further information regarding the exchange offers, including obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998

For any other information contact: Selim Kender, Vice President - Corporate Development at (212) 906-8485.